Riverbridge Eco Leaders® Fund

(the “Acquired Fund”)

A series of Investment Managers Series Trust (the “Trust”)

Supplement dated April 9, 2021, to the Combined Proxy Statement and Prospectus
dated February 8, 2021.

The meeting of the shareholders of the Riverbridge Eco Leaders Fund (the “Fund”) to consider the Agreement and Plan of Reorganization providing for the reorganization of the Fund into the Riverbridge Growth Fund, a separate series of the Trust, has been adjourned to April 23, 2021. If shareholders of the Fund approve the reorganization, the reorganization is expected to take effect on April 30, 2021.

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Effective immediately, the information under the heading “Prior Performance for Similar Accounts Managed by the Advisor” beginning on page B-5 of Appendix B is deleted in its entirety and replaced with the following:

Prior Performance for Similar Accounts Managed by the Advisor

The following tables set forth performance data relating to the historical performance of all private accounts managed by the Advisor for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Riverbridge Growth Fund. The data is provided to illustrate the past performance of the Advisor in managing substantially similar accounts as measured against market indices and does not represent the performance of the Riverbridge Growth Fund. You should not consider this performance data as an indication of future performance of the Riverbridge Growth Fund.

The private accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Riverbridge Growth Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Riverbridge Growth Fund by the Investment Company Act of 1940, as amended (the “1940 Act”) or Subchapter M of the Internal Revenue Code of 1986. Consequently, the performance results for these private accounts could have been adversely affected if the private accounts had been regulated as investment companies under the federal securities laws.

Average Annual Total Returns

For the Periods Ended December 31, 2020

Riverbridge All Cap Growth Composite

	One Year	Five Years	Ten Years
Riverbridge All Cap Growth Composite returns (1)	44.52%	20.90%	16.17%
Russell 3000® Growth Index	38.26%	20.67%	16.93%

(1)	The composite performance does not represent the historical performance of the Fund and should not be interpreted as being indicative of the future performance of the Acquiring Fund. The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and accordingly, the performance results of the composite are higher than what the Fund’s performance would have been.

The Advisor has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®) which differs from the SEC method of calculating performance. The GIPS are a set of standardized, industry-wide principles that provide investment firms with guidance on how to calculate and report their investment results. The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

The Advisor is an investment advisor registered with the SEC pursuant to the Investment Advisers Act of 1940.

The Riverbridge All Cap Growth composite was created in October 1987. The Riverbridge All Cap Growth composite returns include all accounts with comparable investment objectives as the Riverbridge Growth Fund.

The composite returns are net of management fees and transaction costs and reflect the reinvestment of all income. The composite returns are calculated net of actual investment management fees. Actual fees vary depending on the account size. The composite returns are gross of all withholding taxes on foreign dividends. Accruals are included in calculations. Valuations and returns are computed and reported in U.S. dollars. The composite’s minimum account value is $100,000.

The Russell 3000® Growth Index measures the performance of the broad growth segment of the U.S. equity universe. It includes those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 3000® Index measures the performance of the largest 3000 U.S. companies representing approximately 98% of the investable U.S. equity market. The Russell 3000® Growth Index is constructed to provide a comprehensive, unbiased, and stable barometer of the broad growth market. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.

The S&P 500 Index is a market weighted index composed of 500 large capitalization companies in the United States.

Please file this Supplement with your records.